X3 Holdings Co., Ltd.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

January 7, 2025

VIA EDGAR

Ms. Melissa Walsh

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	X3 Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2023

Correspondence from the SEC on December 20, 2024

File No. 001-38851

Dear Ms. Melissa Walsh and Mr. Stephen Krikorian:

X3 Holdings Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 20, 2024,regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023. For ease of reference, we have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page ii

1.	We note from your disclosure on page ii that you exclude Hong Kong and Macau from your definition of “PRC” and “China” for the purposes of your annual report. In future filings, please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: We respectfully acknowledge the Staff’s comment. The Company will revise the definition of “PRC” and “China” on page ii to include Hong Kong and Macau in its future Form 20-F filings for the year ended December 31, 2024. The Company also confirms, in future filings, it will revise to clarify that the legal and operational risks associated with having operations in mainland China also apply to operations in Hong Kong and Macau, as well as to further explain the law differences among mainland China, Hong Kong and Macau and the risks and consequences associated with these laws as appropriate, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

2.	In future filings, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which shareholders hold their interest.

Response: We respectfully acknowledge the Staff’s comment. The Company will provide clearer clarification on the referencing of us as a holding company, our subsidiaries and other entities as well as to further disclose the entities in which shareholders hold their interest in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Risk Factors

Risk Related to Doing Business in China, page 29

3.	We note changes you made to your disclosure appearing on pages 29 and 32 relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F April 28, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance’s Sample Letters to China-Based Companies issued December 2021 and July 2023. In future filings, please restore your disclosure. Ensure your disclosures specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: We respectfully acknowledge the Staff’s comment. The Company will restore the disclosure in relating to legal and operational risks associated with operating in China and PRC regulations and to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

4.	In future filings, please clarify each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and issue securities to foreign investors. Clarify whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the subsidiary’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully acknowledge the Staff’s comment. The Company will provide clearer clarification on all the permissions and approvals required by the Chinese governmental authorities for our and our subsidiaries’ business operations and our securities offering to foreign investors as well as the permission requirements from the above-mentioned authorities for our and our subsidiaries’ operations in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024. In addition, the Company will confirm whether we or our subsidiaries have received all requisite permissions and whether any permissions have been denied in future filing.

Information on the Company

History and Development of the Company

Corporate History and Background, page 43

5.	In future filings, at the onset of this section, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China.

Response: In response to the Staff’s comment, the Company proposes to include the following revisions in in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as follows (with changes against the disclosure of the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 30, 2024 marked with additions underlined and deletions in strikethrough).

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Background

We are not an operating company in China, but a holding company that was established under the laws of the Cayman Islands on July 27, 2018 ~~as a holding company~~. We conduct our operations in China through our PRC subsidiaries, and we are a global provider of technology solutions and services across multiple industries.~~The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade.~~

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We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Kelvin Chan at kelvinchan@x3holdings.com or by telephone at +86 132-2977-6627.

Very truly yours,

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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